UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Accel Entertainment, Inc.
(Name of Issuer)

Class A-1 Common Stock, par value $.0001 per share
(Title of Class of Securities)

00436Q106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page

CUSIP No. 00436Q106	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
LIGHT STREET CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,256,931

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,256,931

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,256,931

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 00436Q106	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
GLEN THOMAS KACHER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,256,931

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,256,931

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,256,931

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 00436Q106	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Accel Entertainment, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

140 Tower Drive, Burr Ridge, Illinois 60527

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Light Street Capital Management, LLC (“LSCM”); and
ii)	Glen Thomas Kacher (“Mr. Kacher”).

This Statement relates to Shares (as defined herein), held for the account of Light Street Mercury Master Fund, L.P., an exempted limited partnership in the Cayman Islands (“Mercury”), Light Street Tungsten Master Fund, L.P., an exempted limited partnership in the Cayman Islands (“Tungsten”), and Light Street Halo, L.P., a Delaware limited partnership (“Halo”). LSCM serves as investment adviser and general partner to each of Mercury, Tungsten and Halo, and, in such capacities, exercises voting and investment power over the Shares held in the accounts for each of Mercury, Tungsten and Halo. Mr. Kacher is the Chief Investment Officer of LSCM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 525 University Avenue, Suite 300, Palo Alto, CA 94301.

Item 2(c).	Citizenship:

i)	LSCM is a limited liability company incorporated in Delaware; and
ii)	Mr. Kacher is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A-1 Common Stock, par value $.0001 per share (“Shares”)

Item 2(e).	CUSIP Number:

00436Q106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) ☒ An investment adviser in accordance with §240.13d-(b)(1)(ii)(E).
(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 4,256,931 Shares. This amount consists of: (A) 3,800,000 Shares held for the account of Mercury; (B) 389,444 Shares held for the account of Tungsten; and (C) 67,487 Shares held for the account of Halo.

CUSIP No. 00436Q106	Page 5 of 8 Pages

Item 4(b).	Percent of Class:

As of December 31, 2021, each of LSCM and Mr. Kacher may be deemed the beneficial owner of approximately 4.5% of Shares outstanding. (These percentages are based on 94,067,179 Shares outstanding as of November 1, 2021, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 3. 2021.)

Item 4(c).	Number of Shares as to which such person has:

LSCM and Mr. Kacher:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	4,256,931

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	4,256,931

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 00436Q106	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Light Street Capital Management, LLC

	By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

	By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

	By:	Light Street Capital Management, LLC

	By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 14, 2022

CUSIP No. 00436Q106	Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	8

CUSIP No. 00436Q106	Page 8 of 8 Pages

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A-1 Common Stock of Accel Entertainment, Inc. dated as of February 14, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Light Street Capital Management, LLC

	By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

Glen Thomas Kacher

	By:	/s/ Glen Thomas Kacher

Light Street Mercury Master Fund, L.P.

	By:	Light Street Capital Management, LLC

	By:	/s/ Theo J. Robins
Theo J. Robins
Chief Compliance Officer

February 14, 2022